UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2019

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor,
S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2019

Focus on Group clarity, liquidity and near-term value growth

Iain Ross, CEO, Golar LNG, said:

“Golar is bringing simplicity to its business, improving Group liquidity, reducing earnings volatility and taking steps to bring forward shareholder returns.

To maximize shareholder value we intend to suspend the dividend for two quarters in order to buy back the three million shares underlying the Total Return Swap, simplifying our capital structure and reducing the share count from 101 million to 98 million.

Within the Group, we have fixed four LNG carriers on floating rate contracts and two more on fixed rate charters. We have secured new financing facilities that will immediately release $180 million to Golar which, together with the $700m underwritten funding for the Gimi, de-risks the Group’s balance sheet and enhances liquidity. Finally, in Golar Power, we are securing customers and transport capacity to accelerate downstream LNG distribution projects capable of delivering swift returns.

Operationally, Golar made steady progress. In Shipping, we have taken advantage of seasonally low rates to dry dock vessels ahead of the second half market upturn. In FLNG, Hilli Episeyo maintained 100% commercial uptime, while the Gimi conversion project continues to budget and schedule. In Golar Power, Sergipe has reached its commissioning phase.”

Financial Summary

(in thousands of $)	2Q 2019	2Q 2018	1Q 2019	1H 2019	1H 2018

Total operating revenues	96,745	59,374	114,287	211,032	125,564
Net (loss)/income attributable to Golar LNG Limited	(112,682)	36,319	(41,741)	(154,423)	15,317
Adjusted EBITDA[1]	39,663	4,162	62,897	102,560	13,400
Operating (loss)/income	(23,435)	78,405	28,864	5,429	84,834
Dividend per share	—	0.125	0.150	0.150	0.175
Adjusted net debt[1]	2,258,824	2,193,451	2,197,384	2,258,824	2,193,451

Financial Highlights

•	Contract Earnings Backlog[1] (Golar LNG Limited share) of $6.5 billion.

•	Agreed to phased buyback of the 3 million shares underlying the Total Return Swap (“TRS”) at an incremental cash cost of approximately $31 million.

•	Dividend suspended for two quarters to finance intended TRS buyback.

•	Adjusted net debt[1] of $2.3 billion, $1.0 billion of which relates to Golar LNG Limited’s (“Golar” or “the Company’s”) 8 Tri-Fuel Diesel-Electric ("TFDE") ships.

•	Post period, executed new financing facilities that add an immediate $180 million of liquidity.

Operational Highlights

Shipping:

•	Improved fleet utilization of 66%, versus 51% in 1Q 2019 (“1Q”); three of Golar’s 11 carriers now employed on 1-5 year index linked contracts and two vessels on multi-month fixed rate charters.

•	Four of these five charters commence in 3Q 2019 providing greater visibility on future vessel utilization.

•	2Q fleet TCE at $24,400 reflects a seasonally softer market as well as idle time associated with four dry-dockings in the period and a further three dry-dockings in 3Q.
FLNG:

•	FLNG Gimi - $700 million underwritten financing commitment. Conversion on budget and schedule.

•
FLNG Hilli Episeyo - 100% commercial uptime maintained: 25 cargoes exported to date. Negotiation with charterers regarding additional utilization continues; initiated discussions with charterers on a reduction in the Letter of Credit ("LC") that would allow the release of up to $75 million of restricted cash.

Golar Power:

•	Sergipe power station remains on track for year-end completion.

•	Downstream LNG distribution business securing customers. Initial commitments made to secure isotainers and access to trucking; in advanced discussions with Avenir for small-scale shipping capacity.

Outlook 2H 2019 and 2020

LNG Shipping
Earnings are expected to improve; supported by new term contracts, a tighter supply demand balance, seasonally stronger rates and additional trading days for the fleet. All TFDE carrier drydockings are expected

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

to have been concluded by year-end. Subject to market conditions, we intend to complete the previously announced spin-off of our TFDE fleet by the end of 2019.

The market faces an impending structural shortage of shipping: in 2019, vessel demand growth of 15% is expected against supply growth of 8%. Further vessel demand growth of 14% is expected in 2020, with supply growth lagging at 9%. This is partly offset by current low LNG prices that eliminate arbitrage opportunities and reduce transportation to the Far East.

FLNG
Interest in new FLNG developments remains strong, with several projects under consideration for oil majors. Golar is working with Asian yards to find ways to standardize its FLNG production and design model to achieve lower costs and more efficient financing.

Golar Power
Commercial operations at Sergipe remain on track to begin in January 2020. Part of the contracted cash flows will be used to accelerate development of the downstream LNG distribution business in Brazil. Golar Power is on schedule to deliver its first small-scale LNG shipment from the spare capacity of the FSRU Nanook in 2Q 2020.

Low LNG prices are improving the economics of these low-capex, fast payback opportunities, where a key merit is switching demand for expensive diesel, heavy fuel oil and coal into demand for low-cost, clean LNG.

Financial Review

Business Performance

	2019			2019
	Apr-Jun			Jan-Mar
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	42,221	54,524	96,745	59,763	54,524	114,287
Vessel operating expenses	(16,996)	(13,822)	(30,818)	(18,176)	(13,072)	(31,248)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(14,327)	(100)	(14,427)	(16,140)	(360)	(16,500)
Administrative expenses	(14,676)	516	(14,160)	(12,893)	(652)	(13,545)
Project development expenses	571	(448)	123	(668)	(922)	(1,590)
Realized gain on oil derivative instrument(2)	—	5,162	5,162	—	2,233	2,233
Other operating (losses)/gains	—	(2,962)	(2,962)	9,260	—	9,260
Adjusted EBITDA(1)	(3,207)	42,870	39,663	21,146	41,751	62,897

Reconciliation to operating income (loss)
Unrealized (loss)/gain on oil derivative instrument(2)	—	(27,630)	(27,630)	—	28,380	28,380
Depreciation and amortization	(16,070)	(12,051)	(28,121)	(16,112)	(12,051)	(28,163)
Impairment of long-lived assets	(7,347)	—	(7,347)	(34,250)	—	(34,250)
Operating (loss)/income	(26,624)	3,189	(23,435)	(29,216)	58,080	28,864
(2) With effect from the quarter ended September 30, 2018, we have split the line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement into two line items, "Realized gain on oil derivative instrument" and "Unrealized (loss) gain on oil derivative instrument". The unrealized component represents a mark-to-market loss of $27.6 million (March 31, 2019: gain of $28.4 million) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $5.2 million (March 31, 2019: $2.2 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash. This presentation change has been retrospectively adjusted in prior periods.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Golar reports today 2Q operating losses of $23.4 million compared to income of $28.9 million in 1Q.

Total operating revenues decreased from $114.3 million in 1Q to $96.7 million in 2Q. The reduction was driven by lower revenues from vessels and other operations as a result of a seasonally weak shipping market and drydockings.

Revenues from vessel and other operations, including management fee income, was $42.2 million and, net of voyage, charterhire and commission expenses, decreased by $15.7 million to $27.9 million in 2Q. Weaker Asian demand that pushed US volumes into Europe and lowered ton-miles, softer prices that capped the ability to pay for freight and elevated vessel deliveries combined to ensure that demand for spot tonnage was matched by sufficient vessel availability throughout the quarter. Although fleet utilization increased from 51% in 1Q to 66% in 2Q, full fleet TCE1 earnings decreased from $39,300 in 1Q to $24,400 in 2Q. Also negatively impacting revenue was the scheduled dry-docking of 4 vessels that each spent a portion of 2Q in a shipyard and positioning for this operation.

In line with prior quarters, FLNG Hilli Episeyo generated operating revenues of $54.5 million including base tolling fees and amortization of pre-acceptance amounts recognized.

Vessel operating expenses at $30.8 million in 2Q were $0.4 million lower than 1Q with the decrease predominantly attributable to the Golar Viking which saw costs normalize during the quarter.

At $14.2 million for the quarter, total administrative expenses were $0.6 million higher than 1Q due to additional legal and professional fees. Project development expenses are reduced by $1.7 million relative to 1Q, partly due to an over accrual of expenses in the prior quarter.

The Brent oil linked component of Hilli Episeyo's fees generates additional annual operating cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Higher oil prices resulted in a $2.9 million increase in the realized gain on the oil derivative instrument, up from $2.2 million in 1Q to $5.2 million in 2Q.

The mark-to-market fair value of the derivative asset decreased by $27.6 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the income statement. The fair value decrease was driven by a downward movement in the expected future market price for Brent Oil. The spot price for Brent Oil decreased from $68.39 per barrel on March 31 to $66.55 on June 30.

Other operating gains and losses within FLNG reported a 2Q loss of $3.0 million, representing unrecoverable receivables from Schlumberger following the dissolution of OneLNG.

Depreciation and amortization at $28.1 million in 2Q was in line with the prior quarter.

On May 23 a major shareholder in OLT Offshore LNG Toscana concluded the sale of their interest. Of the consideration paid by the buyer, €1 was allocated to equity with the balance applied to the acquisition of the seller's shareholder loans. Golar’s 2.7% equity interest in the project has therefore been written down to $nil resulting in a non-cash 2Q impairment charge of $7.3 million.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Net Income Summary

	2019	2019
(in thousands of $)	Apr-Jun	Jan-Mar
Operating income (loss)	(23,435)	28,864
Interest income	3,223	3,214
Interest expense	(24,376)	(29,352)
Losses on derivative instruments	(14,719)	(5,699)
Other financial items, net	(1,932)	(1,407)
Income taxes	(176)	(205)
Equity in net losses of affiliates	(26,970)	(12,899)
Net income attributable to non-controlling interests	(24,297)	(24,257)
Net loss attributable to Golar LNG Limited	(112,682)	(41,741)

In 2Q, the Company generated a net loss of $112.7 million. Key items contributing to this are summarized as follows:

•	A small reduction in LIBOR and a $0.9m increase in capitalized interest in respect of FLNG Gimi resulted in a $5.0 million reduction in 2Q interest expense.

•
2Q recorded a $14.7 million loss on derivative instruments compared to a 1Q loss of $5.7 million. Most of the $9.0 million increase in 2Q relative to 1Q is attributable to losses on the three million Golar TRS shares.

•	The $27.0 million 2Q equity in net losses of affiliates is primarily comprised of the following:

◦	a $20.0 million loss in respect of Golar's 32% share in Golar Partners; and

◦	a $7.0 million loss in respect of Golar's 50% stake in Golar Power.
Golar's share of Golar Partner's 2Q loss amounts to 32% of $5.5 million. Additional to this Golar recognized the regular amortization of fair value assets and liabilities (principally arising in connection with its deconsolidation) plus a one-off $15.0 million write off of the fair value asset in relation to the Golar Freeze which was deemed to have been disposed by the Partnership during the quarter following its classification as a finance lease.

Net income attributable to non-controlling interests represents external interests in the Hilli Episeyo and the finance lease variable interest entities ("VIEs").

Financing and Liquidity

Golar’s total cash position as at June 30 was $545.4 million (including long-term restricted cash), of which $139.8 million was unrestricted. Included within restricted cash is $115.0 million relating to lessor-owned VIEs, $152.0 million relating to the Hilli Episeyo LC and $96.8 million of collateral in respect of the TRS.

During August, Golar executed a new margin loan to replace the March 2020 maturing $100 million facility. The new $110 million facility is revolving and continues to be secured by Golar’s common unit investment in the Partnership. In addition to the increased amount the new facility also provides for the release of restricted cash. New liquidity from this facility including restricted cash released amounts to $30 million.

Also in August Golar executed a new $150 million term loan facility providing further liquidity.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Golar is currently in discussions with Perenco about a reduction in the Hilli Episeyo LC requirement (with a proportionate decrease in the Perenco and SNH security). This is expected to result in the release of approximately $75 million of restricted cash to free cash.

The success of Hilli Episeyo, the signing of the contract with BP for the Gimi and Golar’s general FLNG business development has attracted a great deal of interest from infrastructure funds. The Company has received multiple expressions of interest and offers to invest in the current and future Contract Earnings Backlog1 which it continues to evaluate.

Golar's contractual debt1 including 100% of Hilli Episeyo as at June 30 was $2.6 billion. Golar's adjusted net debt1 was $2.3 billion. Upon closing of the ship spin-off transaction contractual debt1 and adjusted net debt1 are expected to reduce by approximately $1.0 billion.

Included within the $802.3 million current portion of long-term debt and short-term debt on the Balance Sheet as at 30 June is $724.0 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with 8 sale and leaseback financed vessels, including the Hilli Episeyo.

Corporate and Other Matters

To simplify Golar’s capital structure, remove the cash collateral requirement and reduce earnings volatility the Company intends to buy back the 3 million shares underlying the TRS. In order to finance this buyback the Board has approved the suspension of the dividend for two quarters which amounts to a cash saving of approximately $30 million. The cash cost of eliminating the 3 million TRS shares less the current (restricted) cash collateral posted is a net cash amount of approximately $31 million, as of August 27, 2019. As at June 30, 2019, there were 101.3 million shares outstanding, including the 3 million shares underlying the TRS.

Interest from third party industrial and institutional investors confirms that there is significant value over and above book values for both FLNG projects and Golar Power. The third party valuations purely reflect exposure to the $6.5 billion of contracted earnings backlog1 from existing assets. Further value exists in the strategic positions created and the project portfolio Golar is currently developing within the FLNG and LNG downstream business.

During the quarter 0.2 million Restricted Stock Units (“RSUs”) were granted to employees. An RSU represents the right to receive a share of Golar LNG Limited common stock after a vesting period has been satisfied. The RSU’s will vest over a three-year period in one-third increments. There were also 3.7 million outstanding stock options in issue with an average price of $35.85.

Golar’s Annual General Meeting is scheduled for September 27, 2019 in Bermuda. The record date for voting was August 1, 2019.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Commercial Review

LNG Shipping
A mild spring together with the anticipated start up and ramp up of significant new LNG supply meant that Far East LNG continued to trade at around $4-5/mmbtu throughout this traditionally weak shipping quarter, eliminating inter-basin trading opportunities. Lower LNG prices that left limited scope to pay for freight meant that US volumes were pushed into Europe. Increased Chinese demand offset weaker demand from Japan and Korea however the ongoing trade war between the US and China meant that China continued to source its spot LNG requirements from more proximate markets. Although average sailing distances increased as US volumes continued to find markets in South Korea and Japan, ton-mile growth remained subdued. A steady supply of newbuild deliveries together with shorter than anticipated voyages that increased the number of available sublet vessels originally destined to service certain projects meant that demand was matched by vessel availability throughout the quarter. As a result, owners keen to position themselves for the H2 upturn aggressively bid for single voyages to secure near-term utilization. This contributed to an unusual decrease in TCE1 despite an increase in utilization and a disconnect between firming term rates and muted spot rates.
During June, commissioning cargoes were exported from both Cameron T1 and Prelude. Both have since commenced commercial operations. Cheniere’s Corpus Christi T2 also commenced LNG production, recently followed by Freeport LNG. The imminent arrival of substantial new, predominantly US, volumes also coincides with a reduction in newbuild vessel deliveries. This together with a contango in the gas market with forward prices of $6.4mmbtu being quoted for December sets the stage for a strong shipping market over the next two years. A number of charterers have approached the market to cover their requirements for this period leaving a handful of owners including Golar with flexible tonnage going forward. The level of interest in longer-term charters continues to increase.
GasLog has now withdrawn its 6 vessels from, and Golar assumed 100% ownership of, the Cool Pool, which continues to commercially manage Golar’s TFDE vessels together with the Golar Tundra and one of Golar Power’s vessels. Ownership of the Cool Pool will be transferred from Golar to the separate shipping entity upon formation. Those vessels not already contracted for 12-months or more together with the Golar Tundra and the Golar Power vessel will then be commercially managed by the Cool Pool.
The proposed spin-off of the 8 TFDE carriers in the Golar fleet is anticipated to happen before the end of 2019, subject to market conditions.
Golar Partners (a non-consolidated affiliate of Golar LNG)
Full utilization of the FSRU Golar Igloo, an improved daily rate in respect of the Golar Grand, recognition of a day one gain on the FSRU Golar Freeze contract and hire at its full daily rate, offset by interest rate swap losses, collectively resulted in the Partnership reporting a 2Q net loss of $5.5 million.
The FSRU Golar Freeze completed its first full quarter of operations under its new 15-year contract in Jamaica. As the contract term is for the major part of the vessels remaining economic life, US GAAP requires that it be accounted for as a finance lease. This triggered the recognition of a 2Q $4.2 million day one gain.
With respect to the Partnership's ships, Golar Mazo remained idle throughout the quarter whilst the Golar Maria achieved close to full utilization but at a substantially discounted rate relative to 1Q. Despite an increase in the rate receivable by the Golar Grand between May 2019 and May 2020, revenue earned from the Partnerships ships was $3.7 million down on 1Q.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

By virtue of its 50% interest in Hilli Episeyo's common units, the Partnership is entitled to 50% of the net earnings of Hilli Episeyo attributable to common unit holders. Golar Partners received a $3.9 million dividend in 2Q as a result.
A full quarter's contribution from both FSRU Golar Igloo and FSRU Golar Freeze partly offset by reduced earnings in respect of its carriers resulted in a solid improvement in a distribution coverage ratio1 which increased from 1.01 in 1Q to 1.12 in 2Q. Based on current forecasts a further improved distribution coverage ratio1 is expected for 3Q.
FLNG
FLNG Hilli Episeyo continues to achieve 100% commercial uptime. The vessel recently exported its 25th cargo. Discussions continue with field operator Perenco with respect to increasing the vessel's utilization and potentially increasing the overall duration of the contract term. The initial focus of these discussions remains on utilization of train 3 and the contract adjustments necessary to ensure that the export of additional LNG at current prices is an attractive proposition for all parties. We expect resolution of this by year end.
The FLNG Gimi Conversion project continues on target in Singapore. Seventy percent owned FLNG Gimi, expected to cost $1.3 billion excluding financing costs, will service the 20-year contract with BP offshore Mauritania and Senegal, commencing 4Q 2022. Procurement of long lead items, vessel life extension, removal of redundant equipment and fabrication of the sponsors are being progressed.
On July 30, Golar together with Leviathan Joint Venture Partners Noble Energy, Delek Drilling and Ratio Oil entered into an Interim Project Development Agreement to assess the viability of a Golar FLNG solution to support future development phases of the Eastern Mediterranean Leviathan project. The initial development phase of this world-class 620bcm field will supply Middle East markets via existing pipeline infrastructure. The Interim Project Development Agreement contemplates the potential use of an FLNG solution to monetize subsequent expansion phases via the export of LNG to global markets. Using design basis input from the Leviathan Partners, Golar will assess the compatibility of its existing FLNG Front End Engineering and Design study for an FLNG vessel of up to 5mtpa. The Company believes that its generic mark III newbuild solution will be suitable for this and other potential projects under active discussion.
In addition, the Company has recently entered into agreements and negotiations with a number of major oil and gas companies to assess various opportunities globally for deploying its generic FLNG vessels, which if concluded have the potential for the counterparties to reach a final investment decision in 2020. The Company has however decided against jointly developing the FLNG vessel for the US Gulf Coast Delfin LNG project.
Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream joint venture)
Pre-commissioning of the Sergipe power plant continues. FSRU Golar Nanook is being hooked-up to its mooring and first fire of the power station’s gas turbines is due in October. Commissioning of the plant and gas supply systems is underway and will progress over the coming 4-months. Although the overall timetable is challenging, commercial acceptance in January, 2020 remains achievable.
License approvals for other projects in Brazil are also making good progress. In Babitonga Bay, Santa Catarina, Golar Power has received key government licences for an FSRU terminal. An oil major is expected to use most of the FSRU capacity to supply a power plant that Golar Power has the option to invest in. A small amount of spare FSRU capacity would also allow Golar Power to pursue other local downstream opportunities. Similarly, in Barcarena, Para, the first major licenses have been received that allow Golar

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Power to build both an FSRU terminal and a power station. A major industrial user would be the anchor tenant for this facility however significant spare capacity would remain. Opportunities to utilize this spare capacity include a potential power plant as well as small-scale LNG distribution.
In respect of downstream LNG/diesel switching opportunities, conversion of non-binding expressions of interest into Gas Sales Agreements with customers in Brazil is progressing well. The intention is to use both the storage, for breaking bulk, and up to potentially 200 million mmbtu p.a. spare regas capacity of the FSRU Golar Nanook. Golar Power is in advanced discussions with Avenir Ltd for the provision of a 7,500 M3 LNG carrier to provide downstream distribution of LNG around the coast of Brazil. Access to trucking capacity has been secured and LNG isotainers have been acquired. Successful development of these opportunities can generate a material contribution to Golar Power's earnings. The base case scenario now assumes that this will take effect from mid-2020.
Golar has prompt FSRUs available to support both projects. Once fully permitted the Babitonga and Bacarena terminals together with spare capacity on the FSRU Nanook collectively puts Golar Power in a strong position to win future power auctions, and to distribute significant quantities of LNG locally.

Non-GAAP measures

Adjusted EBITDA: Adjusted EBITDA is calculated by taking net income before interest, tax, unrealized mark-to-market movements on the oil derivative instrument, depreciation and amortization. We believe that the exclusion of these items enables investors and other users of our financial information to assess our sequential and year over year performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net (loss)/income or any other indicator of Golar's performance calculated in accordance with US GAAP. The table below reconciles net (loss) income, the most directly comparable US GAAP measure, to Adjusted EBITDA.

Last Twelve Months Further Adjusted EBITDA: Last Twelve Months Further Adjusted EBITDA is calculated as Adjusted EBITDA for the last twelve months, less one-off gains/(losses) for the last twelve months, less Golar Partners’ share of Hilli Adjusted EBITDA (as defined below) for the last twelve months. Management uses a trailing 12 month approach to remove the impact of seasonality on our results. In Last Twelve Months Further Adjusted EBITDA management has removed a one-off gain relating to Golar Tundra claim monies as this would not be expected to occur on a regular basis ($50 million), offset by an impairment for OneLNG and an impairment associated with the Gandria. Management believes that the definition of Last Twelve Months Further Adjusted EBITDA provides relevant and useful information to investors. Last Twelve Months Further Adjusted EBITDA is not intended to represent future cash flows from operations or net income/ (loss) as defined by US GAAP. Last Twelve Months Adjusted EBITDA is a non-GAAP financial measure and should be seen as a supplement to and not a substitute for our US GAAP measures of performance and the financial results calculated in accordance with US GAAP and reconciliations from these results should be carefully evaluated. The table below reconciles Last Twelve Months Adjusted EBITDA to Last Twelve Months Further Adjusted EBITDA.

Golar Partners’ share of Hilli Adjusted EBITDA: Golar Partners’ share of Hilli Adjusted EBITDA is defined as Golar Partners’ share of Golar Hilli LLC’s (“Hilli LLC”) revenue and operating expenses before interest, tax, depreciation and amortization. As we have retained control of Hilli LLC we continue to consolidate its results on a line by line basis. In order to calculate our proportionate share of Last Twelve Months Further Adjusted EBITDA, management has removed the amount attributable to Golar Partners.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

From a US GAAP perspective, we recognize Golar Partners’ share of Hilli LLC within “net income attributable to non-controlling interests”. This is a non-GAAP financial measure and is not intended to represent future cash flows attributable to Golar Partners. This measure should be seen as a supplement to and not a substitute for our US GAAP measures of performance. Refer to Golar Partners' earnings releases for a reconciliation to the most comparable US GAAP measure: http://www.golarlngpartners.com/investors/quarterly-reports.

	2019	2019	2018	2018	2018	2018	2017	2017
(in thousands of $)	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep
Net (loss)/income attributable to Golar LNG Limited	(112,682)	(41,741)	(312,957)	66,212	36,319	(21,002)	3,823	(43,875)
Adjusted for:
Net financial expense	37,804	33,244	52,653	37,770	20,083	13,291	(19,088)	7,150
Other non-operating expenses	—	—	—	—	—	—	189	98
Income taxes	176	205	627	156	490	(6)	435	423
Equity in net losses of affiliates	26,970	12,899	154,089	(2,668)	4,674	1,541	6,348	5,907
Net income attributable to non-controlling interests	24,297	24,257	2,770	31,000	16,839	12,605	11,092	7,401
Operating (loss)/income	(23,435)	28,864	(102,818)	132,470	78,405	6,429	2,799	(22,896)
Adjusted for:
Unrealized loss/(gain) on oil derivative instrument	27,630	(28,380)	195,740	(77,470)	(94,700)	(13,600)	(15,100)	—
Depreciation and amortization	28,121	28,163	28,295	28,528	20,457	16,409	16,585	17,385
Impairment of long-term assets	7,347	34,250	—	—	—	—	—	—
Adjusted EBITDA	39,663	62,897	121,217	83,528	4,162	9,238	4,284	(5,511)

Q1 and Q2 adjusted EBITDA	102,560	—	—	—	13,400	—	—	—
Last Twelve Months Adjusted EBITDA	307,305	—	—	—	12,173	—	—	—
Last Twelve Months One-Off Gains/(Losses)	(43,002)	—	—	—	(18)	—	—	—
Last Twelve Months Golar Partners' share of Hilli Adjusted EBITDA	(77,364)	—	—	—	—	—	—	—
Last Twelve Months Further Adjusted EBITDA	186,939	—	—	—	12,155	—	—	—

Contractual debt: Contractual debt represents the Company’s actual debt obligations under our various financing arrangements, including sale and leaseback debt. We consolidate a number of lessor VIEs, which means that on consolidation, Golar’s contractual debt under various sale and leaseback facilities are eliminated and replaced with the lessor VIE's debt. This is a non-GAAP financial measure and is not intended to represent total debt in accordance with GAAP. Refer to Appendix A for the detailed composition of our contractual debt. Refer to the table below for a reconciliation from total debt net of deferred finance charges, the most comparable US GAAP measure, to contractual debt.

Adjusted net debt: The Company consolidates a number of lessor VIEs, which means that on consolidation, Golar’s contractual debt under various sale and leaseback facilities are eliminated and replaced with the lessor VIE's debt. Adjusted net debt is calculated by taking net debt defined by GAAP line items and reversing out the lessor VIE debt and restricted cash balances and replacing it with Golar’s contractual debt. We believe this measures enables investors and users of our financial information to assess our liquidity based on our underlying debt obligations and aids comparability with our competitors. This presentation is consistent with management’s view of the business. Adjusted net debt is a non-GAAP financial measure and should not be considered as an alternative to net debt or any other indicator of Golar's performance calculated in accordance with US GAAP. The table below reconciles net debt based to adjusted net debt:

(in thousands of $)	June 30, 2019	June 30, 2018	March 31, 2019
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,467,508	2,724,685	2,513,190
Less
Cash and cash equivalents	(139,834)	(375,067)	(212,673)
Restricted cash and short-term deposits - current and non-current portion	(405,586)	(452,318)	(477,598)
Net debt as calculated by GAAP	1,922,088	1,897,300	1,822,919
VIE consolidation adjustment	111,977	29,447	98,543
VIE restricted cash	114,976	185,673	174,816
Deferred finance charges	13,020	18,484	15,056
TRS restricted cash (1)	96,763	62,547	86,050
Adjusted Net Debt	2,258,824	2,193,451	2,197,384
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap.

(in thousands of $)	June 30, 2019	June 30, 2018	March 31, 2019
Total debt (current and non-current) net of deferred finance charges	2,467,508	2,724,685	2,513,190
VIE consolidation adjustments	111,977	29,447	98,543
Deferred finance charges	13,020	18,484	15,056
Golar’s Contractual Debt	2,592,505	2,772,616	2,626,789
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

TCE: The average daily TCE rate of our fleet is a measure of the average daily revenue performance of a vessel. TCE is calculated only in relation to our vessel operations. For time charters, TCE is calculated by dividing total operating revenues (including revenue from the Cool Pool, but excluding vessel and other management fees and liquefaction services revenue), less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable US GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of average daily TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues, the most directly comparable US GAAP measure, to the average daily TCE rate.

	2019	2019
(in thousands of $)	Apr-Jun	Jan-Mar
Total operating revenues	96,745	114,287
Less: Liquefaction services revenue	(54,524)	(54,524)
Less: Vessel and other management fees	(5,141)	(5,453)
Time and voyage charter revenues	37,080	54,310
Less: Voyage and commission expenses	(14,327)	(16,140)
	22,753	38,170
Calendar days less scheduled off-hire days	933	971
Average daily TCE rate (to the closest $100)	24,400	39,300

Contract Earnings Backlog: Contract earnings backlog represents Golar's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs. For contracts which do not have a separate Operating Services Agreement, management has made an assumption about operating costs based on the current run rate. The only material application of this methodology was to the Hilli Episeyo Earnings backlog where we assumed operating costs of approximately $120,000 per day.

For consolidated subsidiaries where we do not own 100% of the share capital, management has only included our proportionate share of contract earnings. The material application of this assumption was to Gimi (70% ownership) and Hilli Episeyo (44.5% of the Common Unit entitlement). No contracted fee income was included for Hilli T3 or the oil derivative.

For equity accounted investments (the Partnership and Golar Power) we have included our proportionate share of their contract earnings backlog under the same assumptions that we have applied to our consolidated subsidiaries. In the future when our contract earnings backlog actualizes, we will show our share of their earnings net of interest and tax in one line in the Income Statement "Equity in net earnings/(losses) of affiliates". The Golar Power numbers are calculated based on an exchange rate of 3.7BRL:1USD.

Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cashflows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Gross Contract Earnings Backlog: Gross contract earnings backlog represents each Golar entity's share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating the forecasted operating expenditure, management has applied the same methodology in preparing the "Contract Earnings Backlog" measure above. Management has not forecasted net income for these initiatives as information to provide such a forward-looking estimate is not available without unreasonable effort. Contract earnings backlog is not intended to represent EBITDA or future cash flows that will be generated from these projects nor is it intended to represent the dividend income that will be payable to Golar from our equity investments. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Distribution coverage ratio: As defined in Golar LNG Partners LP form 6-K, section "Appendix A - Non-GAAP Financial Measures and Definitions".

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•
our inability and that of our counterparty to meet our respective obligations under the Lease and Operate agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);

•	our inability to consummate the financing of the Gimi GTA Project;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	our inability to complete the TFDE shipping spin off;

•	Golar Power's ability to successfully commission the Sergipe power station project and related FSRU contract and to execute its downstream LNG distribution plans;

•	changes in our relationship with Golar Partners, Golar Power or Avenir and the sustainability of any distributions they pay to us;

•	failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, or small-scale LNG market trends, including charter rates, vessel values or technological advancements;

•
our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo, on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;

•	changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in commodity prices;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	a decline or continuing weakness in the global financial markets;

•	changes in general domestic and international political conditions, particularly where we operate;

•	changes in the availability of vessels to purchase and in the time it takes to construct new vessels;

•	failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar Partners or Golar Power;

•	changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;

•	increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

August 29, 2019
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor questions:
Iain Ross - Chief Executive Officer +44 207 063 7900
Graham Robjohns - Chief Financial Officer and Deputy Chief Executive Officer +44 207 063 7900
Stuart Buchanan - Head of Investor Relations +44 207 063 7900

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

	2019	2019	2019	2018
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
	Unaudited	Unaudited	Unaudited	Unaudited

Time and voyage charter revenues	30,865	37,166	68,031	76,433
Time charter revenues - collaborative arrangement	6,215	17,144	23,359	19,353
Liquefaction services revenue	54,524	54,524	109,048	18,577
Vessel and other management fees	5,141	5,453	10,594	11,201
Total operating revenues	96,745	114,287	211,032	125,564

Vessel operating expenses	(30,818)	(31,248)	(62,066)	(38,911)
Voyage, charterhire and commission expenses	(5,915)	(6,079)	(11,994)	(10,107)
Voyage, charterhire and commission expenses - collaborative arrangement	(8,512)	(10,421)	(18,933)	(30,897)
Administrative expenses	(14,160)	(13,545)	(27,705)	(24,092)
Project development expenses	123	(1,590)	(1,467)	(11,223)
Depreciation and amortization	(28,121)	(28,163)	(56,284)	(36,866)
Impairment of long-term assets (1)	(7,347)	(34,250)	(41,597)	—
Total operating expenses	(94,750)	(125,296)	(220,046)	(152,096)

Other operating (loss)/income
Realized and unrealized (loss)/gain on oil derivative instrument	(22,468)	30,613	8,145	111,348
Other operating (losses)/gains	(2,962)	9,260	6,298	18
Operating (loss)/income	(23,435)	28,864	5,429	84,834

Financial income/(expense)
Interest income	3,223	3,214	6,437	4,044
Interest expense	(24,376)	(29,352)	(53,728)	(38,012)
(Losses)/ gains on derivative instruments	(14,719)	(5,699)	(20,418)	1,068
Other financial items, net	(1,932)	(1,407)	(3,339)	(474)
Net financial expense	(37,804)	(33,244)	(71,048)	(33,374)

(Loss)/income before income taxes, equity in net losses of affiliates and non-controlling interests	(61,239)	(4,380)	(65,619)	51,460
Income taxes	(176)	(205)	(381)	(484)
Equity in net losses of affiliates	(26,970)	(12,899)	(39,869)	(6,215)

Net (loss)/income	(88,385)	(17,484)	(105,869)	44,761
Net income attributable to non-controlling interests	(24,297)	(24,257)	(48,554)	(29,444)

Net (loss)/income attributable to Golar LNG Limited	(112,682)	(41,741)	(154,423)	15,317

(1) On March 29, 2019 we signed an agreement with LNG Hrvatska d.o.o. for the future sale of the Golar Viking once converted into an FRSU, following the completion of its current charter lease term, which triggered an impairment indicator. This includes an impairment loss of $34.3 million recognised in operating costs for the write down of the Golar Viking asset carrying value to fair value. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/ INCOME

	2019	2019	2019	2018
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

Net (loss)/income	(88,385)	(17,484)	(105,869)	44,761

Other comprehensive income/(loss):
Net gain/(loss) on foreign currency translation	1,668	(1,017)	651	(24,137)
Other comprehensive income/(loss)	1,668	(1,017)	651	(24,137)
Comprehensive (loss)/income	(86,717)	(18,501)	(105,218)	20,624

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited	(111,014)	(42,758)	(153,772)	(8,820)
Non-controlling interests	24,297	24,257	48,554	29,444
Comprehensive (loss)/income	(86,717)	(18,501)	(105,218)	20,624

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2019	2018
(in thousands of $)	Jun-30	Dec-31
	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	139,834	217,835
Restricted cash and short-term deposits (1)	252,843	332,033
Other current assets	56,540	90,644
Amounts due from related parties	5,207	9,425
Total current assets	454,424	649,937
Non-current assets
Restricted cash	152,743	154,393
Investments in affiliates	522,538	571,782
Asset under development	186,960	20,000
Vessels and equipment, net	3,190,969	3,271,379
Other non-current assets	116,663	139,104
Total assets	4,624,297	4,806,595

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(802,323)	(730,257)
Amounts due to related parties	(4,719)	(5,417)
Other current liabilities	(243,839)	(264,464)
Total current liabilities	(1,050,881)	(1,000,138)
Non-current liabilities
Long-term debt (1)	(1,665,185)	(1,835,102)
Other long-term liabilities	(147,717)	(145,564)
Total liabilities	(2,863,783)	(2,980,804)

Equity
Stockholders' equity	(1,577,063)	(1,745,125)
Non-controlling interests	(183,451)	(80,666)

Total liabilities and stockholders' equity	(4,624,297)	(4,806,595)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2019	2019	2019	2018
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net (loss)/income	(88,385)	(17,484)	(105,869)	44,761
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	28,121	28,163	56,284	36,866
Amortization of deferred charges and debt guarantees	1,720	992	2,712	5,035
Drydocking expenditure	(4,632)	(2,369)	(7,001)	—
Equity in net losses of affiliates	26,970	12,899	39,869	6,215
Dividends received	—	—	—	8,119
Net foreign exchange losses	216	357	573	618
Compensation cost related to stock options	2,426	2,582	5,008	5,367
Change in fair value of derivative instruments	16,027	9,125	25,152	1,528
Change in fair value of oil derivative instrument	27,630	(28,380)	(750)	(108,300)
Impairment of non-current assets	7,347	—	7,347	—
Impairment of long-lived assets	—	34,250	34,250	—
Change in assets and liabilities:
Trade accounts receivable	(6,411)	37,609	31,198	(12,880)
Inventories	370	(1,559)	(1,189)	(35)
Other current and non-current assets	8,692	(20,482)	(11,790)	6,443
Amounts due to related companies	(507)	(5,271)	(5,778)	5,687
Trade accounts payable	1,002	(838)	164	(5,135)
Accrued expenses	(59,944)	2,676	(57,268)	15,008
Other current and non-current liabilities	(2,849)	209	(2,640)	39,037
Net cash (used in)/provided by operating activities	(42,207)	52,479	10,272	48,334

INVESTING ACTIVITIES
Additions to vessels and equipment	(11,989)	(189)	(12,178)	(1,801)
Additions to asset under development	(101,727)	(3,612)	(105,339)	(116,715)
Additions to investments in affiliates	(4,070)	(4,222)	(8,292)	(62,244)
Dividends received	9,204	9,204	18,408	18,335
Proceeds from disposal of vessel	3,160	—	3,160	—
Proceeds from subscription of equity interest in Gimi MS Corporation	72,236	—	72,236	—
Proceeds from disposals to Golar Partners	—	9,652	9,652	—
Net cash (used in)/provided by investing activities	(33,186)	10,833	(22,353)	(162,425)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	14,824	—	14,824	1,176,000
Repayments of short-term and long-term debt	(66,110)	(57,385)	(123,495)	(874,256)
Acquisition of non-controlling interest	—	—	—	36,532
Cash dividends paid	(18,172)	(19,917)	(38,089)	(9,906)
Proceeds from exercise of share options	—	—	—	1,183
Financing costs paid	—	—	—	(754)
Net cash (used in)/provided by financing activities	(69,458)	(77,302)	(146,760)	328,799
Net (decrease)/increase in cash, cash equivalents and restricted cash	(144,851)	(13,990)	(158,841)	214,708
Cash, cash equivalents and restricted cash at beginning of period	690,271	704,261	704,261	612,677
Cash, cash equivalents and restricted cash at end of period	545,420	690,271	545,420	827,385

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Earnings (Losses)	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2017	101,119	(20,483)	1,538,191	200,000	(7,769)	(95,742)	1,715,316	80,988	1,796,304

Net loss	—	—	—	—	—	15,317	15,317	29,444	44,761
Dividends	—	—	—	—	—	(9,906)	(9,906)	—	(9,906)
Exercise of share options	120	—	1,063	—	—	—	1,183	—	1,183
Grant of employee stock compensation	—	—	7,214	—	—	—	7,214	—	7,214
Forfeiture of employee stock compensation	—	—	(1,426)	—	—	—	(1,426)	—	(1,426)
Effect of consolidating Hilli Lessor VIE	—	—	—	—	—	—	—	28,702	28,702
Other comprehensive income	—	—	—	—	(24,137)	—	(24,137)	—	(24,137)

Balance at June 30, 2018	101,239	(20,483)	1,545,042	200,000	(31,906)	(90,331)	1,703,561	139,134	1,842,695

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net loss	—	—	—	—	—	(154,423)	(154,423)	48,554	(105,869)
Dividends	—	—	—	—	—	(29,288)	(29,288)	(8,016)	(37,304)
Grant of employee stock compensation	—	—	5,097	—	—	—	5,097	—	5,097
Forfeiture of employee stock compensation	—	—	(88)	—	—	—	(88)	—	(88)
Proceeds from subscription of equity interest in Gimi MS Corporation (2)	—	—	9,989	—	—	—	9,989	62,247	72,236
Other comprehensive loss	—	—	—	—	651	—	651	—	651

Balance at June 30, 2019	101,303	(20,483)	1,872,194	200,000	(27,861)	(548,090)	1,577,063	183,451	1,760,514
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) In the current quarter, we completed the disposal of 30% of the common units in Gimi MS Corporation (Gimi MS) to First FLNG Holdings Pte. Ltd. As we retain control of Gimi MS, the transaction was accounted for as a partial disposal within equity.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	June 30, 2019	Scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	360,665	—
Margin loan	100,000	—
Golar Arctic	54,650	(54,650)
Golar Viking	44,271	(5,208)
Golar Bear	80,812	(10,775)
Golar Frost	82,061	(10,942)

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	158,990	(8,240)
Golar Kelvin	160,609	(8,068)
Golar Ice	161,160	(8,052)
Golar Snow	160,609	(8,068)
Golar Crystal	100,508	(5,526)
Golar Tundra	133,570	(12,987)
Golar Seal	117,100	(7,000)
Hilli Episeyo	877,500	(66,000)

Total Contractual Debt	2,592,505	(205,516)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	June 30, 2019	December 31, 2018

Restricted cash and short-term deposits	114,976	176,428

Current portion of long-term debt and short-term debt	724,016	646,512
Long-term debt	1,032,197	1,200,774
Total debt, net of deferred finance charges	1,756,213	1,847,286

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q2 2019 earnings release and the filing of our Q2 2019 quarterly report on Form 6-K, in the event the consolidated lessor VIEs enter into binding long-term refinancing agreements, the classification of debt between current and non-current may change.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.